Nexters Inc.

Ritter House, Wickhams Cay II

PO Box 3170, Road Town

Tortola VG110

British Virgin Islands

Telephone: +35722580040

July 29, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:           David Edgar

Christine Dietz

Jeff Kauten

Larry Spirgel

Re:                   Nexters Inc. (the “Company”)
Registration Statement on Form F-4 (File No. 333-257103)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests acceleration of the effective date of the Registration Statement on Form F-4 (File No. 333-257103), as amended (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on July 30, 2021, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling David Stewart at +79060350559.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

Nexters Inc.

By:	/s/ Andrey Fadeev
Name: Andrey Fadeev
Title: Sole Director

cc:                                (via email)

J. David Stewart, Latham & Watkins LLP

Ryan Maierson, Latham & Watkins LLP